[redacted]

09056388

SEC
Mail Processing
Section

MAY 01 2009

Washington, DC
122

EDSTATES
XCHANGE COMMISSION
ton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-53127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Capital Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 E. Broadway, Suite 512
(No. and Street)

Tucson, Arizona 85711
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Julie S. Klewer
(Name – *if individual, state last, first, middle name*)

4783 E. Camp Lowell Drive, Tucson, AZ 85712
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK ALMADA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNION CAPITAL COMPANY, as of DECEMBER, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Blanca E Chapa
Notary Public
Pima County, Arizona
My Comm. Expires 03-30-2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION CAPITAL COMPANY

Audited Financial Statements
and Supplementary Information

For the year ended December 31, 2008

UNION CAPITAL COMPANY

INDEX TO AUDITED FINANCIAL STATEMENTS

LUDWIG KLEWER & CO. PLLC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Union Capital Company

We have audited the accompanying balance sheet of Union Capital Company (a Corporation) as of December 31, 2008 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Capital Company as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. However, this information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ludwig Klewer & Co. PLLC

January 30, 2009

Certified Public Accountants & Consultants

4783 East Camp Lowell Drive Tucson, Arizona 85712
telephone 520 545 0500 facsimile 520 545 0555 www.ludwigklewer.com

UNION CAPITAL COMPANY

BALANCE SHEET
December 31, 2008

ASSETS

Assets:		
Cash	$	33,177
Clearing deposit		35,000
Commissions receivable		19,842
Other receivable		25,997
Employee advances		8,686
Due from officer		92,310
Due from parent company		7,951
Deferred income tax asset		16,500
Total current assets		239,463
Deposits		1,705
Intangible asset, net		453
Furniture and equipment, net		7,619
Total assets	$	249,240

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	61,547
Income taxes payable		50
Capital leases payable, current portion		2,868
Deferred income tax liability		400
Total current liabilities		64,865
Capital leases payable, non-current portion		525
Total liabilities		65,390
Stockholder's equity:		
Common stock, no par value; 2,000,000 shares authorized, 1,308,941 shares issued and outstanding		458,624
Accumulated deficit		(274,774)
Total stockholder's equity		183,850
Total liabilities and stockholder's equity	$	249,240

See independent auditors' report and accompanying notes.

UNION CAPITAL COMPANY

STATEMENT OF OPERATIONS
For the year ended December 31, 2008

Revenues:	
Commissions	$ 793,971
Other income	2,215
Total revenues	796,186
Operating expenses:	
Compensation and benefits	624,049
Floor brokerage and clearing costs	40,886
Rent	26,584
Travel and entertainment	19,361
Automobile	14,539
Legal and professional fees	13,207
Licenses and fees	13,115
Contract labor	11,975
Telephone	10,919
Advertising	10,879
Office expenses	10,019
Depreciation and amortization	7,426
Quotes	7,157
Miscellaneous	2,824
Website and internet	1,940
Total operating expenses	814,880
Operating loss	(18,694)
Other income (expense):	
Interest income	3,779
Interest expense	(934)
Total other income (expense)	2,845
Loss before income tax benefit	(15,849)
Income tax benefit	(1,950)
Net loss	$ (13,899)

See independent auditors' report and accompanying notes.

UNION CAPITAL COMPANY

STATEMENT OF STOCKHOLDER'S EQUITY
For the year ended December 31, 2008

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance, December 31, 2007	1,000	$ 458,624	$ (260,875)	$ 197,749
Net loss			(13,899)	(13,899)
Balance, December 31, 2008	1,000	$ 458,624	$ (274,774)	$ 183,850

See independent auditors' report and accompanying notes.

UNION CAPITAL COMPANY

STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (13,899)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	7,426
Deferred income taxes, net	(2,000)
Changes in operating assets and liabilities:	
Commissions receivable	1,097
Other receivable	(25,997)
Employee advances	(8,686)
Accounts payable and accrued expenses	40,148
Income taxes payable	(7,901)
Total adjustments	4,087
Net cash used in operating activities	(9,812)
Cash flows from investing activities:	
Purchases of furniture and equipment	(6,560)
Cash flows from financing activities:	
Principal repayments of capital leases payable	(2,640)
Short-term advances to parent company	(315)
Short-term advances made to officer	(148,670)
Short-term advances repayments from officer	76,190
Net cash used in financing activities	(75,435)
Net change in cash	(91,807)
Cash, beginning of year	124,984
Cash, end of year	$ 33,177
Supplemental disclosure of cash flow activities:	
Cash paid during the year for interest	$ 934
Cash paid during the year for income taxes	$ 7,951
Supplemental disclosure of noncash investing and financing activities:	
Furniture and equipment financed with capital lease	$ 2,325

See independent auditors' report and accompanying notes.

1. Organization

Union Capital Company (Company), an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. The Company operates a customer business whereby transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities. The Company is a wholly-owned subsidiary of Union Capital Holdings Corporation.

Cash

For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

Commissions Revenue and Receivable

Commissions revenue and related expenses are recognized on a trade date basis and recorded monthly. Commissions receivable represent commissions earned on transactions that occurred prior to and on December 31, 2008 and paid to the Company after December 31, 2008. The entire balance of commissions receivable was collected during January 2009.

Furniture and Equipment

Property and equipment is stated at cost. The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred. Expenditures that increase the useful lives of the assets are capitalized and depreciated. When items are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

For financial statement purposes, depreciation is computed using the straight-line method over the following estimated useful lives of the various classes of assets:

Office furniture and fixtures	7 years
Computer equipment and software	5 years

Intangible Asset

The costs for the Company to purchase its website domain name are stated at cost. These costs are being amortized using the straight-line method over an estimated useful life of five years.

Income Taxes

The Company files a consolidated income tax return with its parent company, Union Capital Holdings Corp. and maintains a December 31 year-end for financial and income tax reporting purposes.

The Company records deferred income tax assets and liabilities based on items of income and expense that are reported for financial statement purposes in different periods than for income tax purposes. The differences relate principally to the use of different methods of depreciation for financial and tax purposes and net operating loss carryovers.

2. Summary of Significant Accounting Policies, Continued

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. The Company does not maintain margin accounts for its customers, and therefore, there were no excess margin securities at December 31, 2008.

The Company transacts its business with customers located throughout the United States and Latin America.

3. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the National Association of Securities Dealers, Inc. Such rules prohibit the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined by SEC rules) exceeds eight times its "net capital" (as defined by SEC rules) for the first year, and fifteen times its "net capital" for subsequent years.

At December 31, 2008, the Company had a net capital requirement of $5,000 and net capital and aggregate indebtedness of $25,956 and 65,390, respectively.

4. Deposits

The clearing deposit at December 31, 2008 in the amount of $35,000 represents monies on deposit with RBC Dain Correspondent Services, the broker-dealer through which all Company transactions are cleared. The deposit in the amount of $1,705 at December 31, 2008 represents monies paid in connection with the rental of the Company's office space.

5. Intangible Asset

The intangible asset consists of:

Website domain name	$	3,400
Accumulated amortization		(2,947)
Intangible asset, net	$	453

6. Furniture and Equipment

Furniture and equipment consists of:

Office furniture and fixtures	$	21,220
Computer equipment and software		25,525
Total furniture and equipment, at cost		46,745
Less: accumulated depreciation		(39,126)
Furniture and equipment, net	$	7,619

7. Capital Leases Payable

The Company is obligated under three capital leases. The total cost of computer equipment under these leases was $6,533 and accumulated depreciation was $2,693 at December 31, 2008.

Dell Financial, capital lease with payments of $68 per month including interest through November 2009; collateralized by computer equipment	$	197
Dell Financial, capital lease with payments of $112 per month including interest through November 2009; collateralized by computer equipment		1,113
Dell Financial, capital lease with payments of $119 per month including interest through September 2010; collateralized by computer equipment		2,083
Net minimum lease payments		3,393
Capital leases, current portion		(2,868)
Capital leases, non-current portion	$	525

The future maximum lease payments due under the capital leases at December 31, 2008 are:

Year ending December 31,		
2009	$	2,868
2010		1,068
Total lease payments		3,936
Less imputed interest		(543)
Net minimum lease payments	$	3,393

8. Income Taxes

The income tax benefit for the year ended December 31, 2008 is:

Current:		
Federal	$	-
State		50
Total current provision		50
Deferred:		
Federal		(1,760)
State		(240)
Total deferred benefit		(2,000)
Total income tax benefit	$	(1,950)

The income tax provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes.

8. Income Taxes, Continued

The deferred tax asset and liability in the accompanying financial statements consists of the following at December 31, 2008:

Deferred tax asset	$	16,500
Deferred tax liability		400
Deferred tax asset, net	$	(16,100)

The net deferred tax asset is the result of approximately $107,500 and $8,500 in federal and Arizona net operating loss carryovers, respectively. These loss carryovers are available to offset future taxable income. The federal loss carryover expires in 2020, and the Arizona loss carryover expires in 2013. The deferred tax liability is the result of differences between depreciation methods used for income tax and financial reporting purposes.

9. Related Party Transactions

As of December 31, 2008, the Company was owed $92,310 from short-term advances made to an officer of the parent company. Interest is accrued monthly on the outstanding advances, and accrued interest, based on the applicable federal rate, at December 31, 2008 of $923 is included in the due from officer balance of $92,310. The advances are due on demand and unsecured.

10. Commitments and Contingency

Commitments

The Company leases office space under an operating lease that expires during December 2010. Rent expense under this lease during the year ended December 31, 2008 was $25,584.

Future minimum lease payments under this leases are:

Lease Commitments

2009	$	25,205
2010		26,220
	$	51,425

Contingency

The Company does not carry general liability insurance; therefore, the Company's assets are subject to loss in the event of damage of business property and equipment or malpractice claims filed against the Company or its employees. As described in Note 1 above, the Company is an introducing broker and does not hold client funds in any of its accounts.

SUPPLEMENTARY INFORMATION

UNION CAPITAL COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2008

Net Capital		
Stockholder's equity qualified for net capital	$	183,850
Add:		
Allowable credits:		
Deferred tax liability		400
Capital lease for computers (allowable under SEC Rule 15c3-1(c)(1)(viii) and (2)(iv))		3,393
Total capital and allowable credits		187,643
Deductions:		
Nonallowable assets:		
Due from officer		92,310
Employee advances		8,686
Other receivables		25,997
Lease deposit		1,705
Due from parent company		7,951
Deferred tax asset		16,500
Furniture and equipment, net		7,619
Intangible asset, net		453
Net capital before haircuts		26,422
Haircuts on money market account (2%)		(466)
Net capital		25,956
Minimum net capital requirement		5,000
Net capital in excess of required amount	$	20,956
Aggregate indebtedness	$	65,390
Ratio: aggregate indebtedness to net capital		2.52

Supplementary Information.
See independent auditors' report.

UNION CAPITAL COMPANY

RECONCILIATIONS UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2008

Reconciliation of Computation of Net Capital:

Net Capital

Net capital, per FOCUS Report, Part IIA, page 10, line 10	$	25,946
Net capital, per December 31, 2008 audited financial statement	$	25,956

The difference between net capital per the FOCUS report and the audited financial statement is due to audit adjustments with a net income effect.

Aggregrate Indebtedness

Aggregate indebtedness, per FOCUS Report, Part IIA, page 11, line 19	$	65,203
Aggregate indebtedness, per December 31, 2008 audited financial statement	$	65,390

The difference between aggregate indebtedness per the FOCUS report and the audited financial statement is due to audit adjustments.

Supplementary Information.
See independent auditors' report.

UNION CAPITAL COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2008

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Information.
See independent auditors' report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Union Capital Company

In planning and performing our audit of the financial statements and supplemental schedules of Union Capital Company (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there

Certified Public Accountants & Consultants

4783 East Camp Lowell Drive Tucson, Arizona 85712
telephone 520 545 0500 facsimile 520 545 0555 www.ludwigklewer.com

is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ludwig Klewer & Co. PLLC

January 30, 2009